                                         N E W S   R E L E A S E

TALISMAN ENERGY RATIONALIZES NORTH SEA ASSETS

CALGARY, Alberta – May 26, 2006 – Talisman Energy Inc.’s UK subsidiary, Paladin Resources Limited, has entered into an agreement with Endeavour Energy UK Limited for the sale of Paladin’s wholly owned subsidiary, Talisman Expro Limited.

The producing assets that will be divested by the sale of Talisman Expro Limited include the following net interests:

Goldeneye - 7.5%

Bittern - 2.422%

Alba - 2.25%

Caledonia - 2.83%

Ivanhoe Rob Roy/Hamish - 23.455%

Renee - 77.5%

Rubie - 40.780%

In addition, other non-producing assets are included, notably a 55.62% interest in the Rochelle discovery located in the Renee/Rubie area.

The sale price is US$414 million, with an effective date of January 1, 2006.  The sale is subject to the usual government and third party consents and is expected to be completed in the fourth quarter of 2006.

The assets being divested currently produce approximately 9,200 boe/d and had proven reserves of 12.8 mmboe as at December 31, 2005.

“This sale helps rationalize Talisman’s asset base in the UK,” said Dr. Jim Buckee, President and Chief Executive Officer. “Following the acquisition of Paladin Resources plc in 2005, we decided to rationalize our UK asset portfolio. The assets being divested are high quality but non-strategic to Talisman.  This sale also demonstrates the high value of our overall UK asset position.”

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate &

Investor Communications

Phone:

403-237-1196

Fax:

403-237-1210

Email:

tlm@talisman-energy.com

Christopher J. LeGallais

Senior Manager, Investor Relations

Phone:

403-237-1957

Fax:

403-237-1210

Email:

tlm@talisman-energy.com

14-06

Advisory – forward-looking statements

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation.  These forward-looking statements include statements regarding the proposed disposition of Talisman Expro Limited, as well as the timing of and the conditions to that disposition.  Statements concerning oil and gas reserves may be deemed to be forward-looking statements as they involve the implied assumption that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include the possibility that government policies or laws may change or governmental or third party approvals may be delayed or withheld, and the ability of the parties to complete the transaction generally.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the heading “Management’s Discussion and Analysis – Risks and Uncertainties” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. Unless material, the Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Advisory – reserves data and oil and gas information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements.  The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the US Securities and Exchange Commission.  US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests.  Talisman makes additional voluntary disclosure of gross proved reserves.  Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this news release reflects Talisman’s estimates of its reserves.  While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this news release.

In this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Talisman also makes reference to production volumes in this news release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.  In the United States, net production volumes are reported after the deduction of these amounts.